Exhibit 1A-6B

ASSET MANAGEMENT AGREEMENT

THIS ASSET MANAGEMENT AGREEMENT (the “Agreement”) is made this ___ day of _______, _____ (the “Effective Date”), by and between __________________ (the “Hotel Owner”) and Real Estate Capital Management LLC (the “Asset Manager”).

W I T N E S S E T H

A.	The Hotel Owner is the owner of certain real Property and improvements thereon located at ______________________________, also known as the ___________________ (the “Property”) pursuant to a hotel management agreement dated on or about the date hereof between _____________ (the “Owner”) and Hotel Manager (the “Hotel Management Agreement”).

B.	The Hotel Owner desires to retain the Asset Manager to provide certain asset management services relating to the Property, and the Asset Manager desires to provide such asset management services for and on behalf the Hotel Owner.

C.	The Hotel Owner and the Asset Manager desire to set forth their agreement regarding the Asset Manager’s role and compensation, on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the recitals, which are true and correct and are incorporated herein by reference, and the mutual terms and conditions as set forth herein, the parties hereto, intending to be legally bound, hereby agree as follows:

1)	TERM. The term of this Agreement shall commence on the Effective Date and shall expire on the earliest to occur of: (a) the tenth anniversary of the Effective Date; (b) the sale of the Property to a bona-fide third party; (c) the date the Hotel Management Agreement is terminated and replaced by an agreement with a company which is neither the Hotel Owner nor is a company affiliated with the Hotel Owner;

2)	ASSET MANAGER’S DUTIES. During the term, the Asset Manager will provide the Hotel Owner with the property level asset management services related to the ownership and operations of the Property as set forth on Exhibit A (the “Services”).

3)	ASSET MANAGER’S COMPENSATION. The Hotel Owner shall pay the Asset Manager a management fee as follows: the Hotel Owner or the Property shall pay the Asset Manager a monthly asset management fee (the “Management Fee”) equal to one percent (2%) of the Gross Revenue (as defined in the Hotel Management Agreement), in arrears, within 30 days after the end of each calendar month. The asset management fee shall be paid to the Asset Manager promptly after the hotel management fee is paid to the Hotel Owner under the Hotel Management Agreement. If Net Cash Flow (as defined in the Hotel Management Agreement) is not sufficient to pay such fees within thirty (30) days of when they are due, then upon expiration of such 30-day period, the unpaid fees shall begin to accrue interest at an annual rate of eight percent (8%). It is agreed that the asset management fee shall be subordinate to the Property’s debt service requirements.

4)	NO LIABILITY; INDEMNIFICATION. The Asset Manager is acting in an advisory capacity and has no power or authority to bind the Hotel Owner or Owner. The Asset Manager shall not be subject to, or have, any liability to, to the Hotel Owner or to any partner, manager, officer, employee, agent or creditor of the Hotel Owner, or to refund any Management Fees paid, for any act or omission in the course of or in connection with rendering or providing the Services under and in accordance with this Agreement other than for its gross negligence, recklessness, willful misconduct, fraud or violation of law. The Asset Manager agrees to defend, indemnify and hold harmless, the Hotel Owner and their respective partners, managers, officers, employees and agents from and against any and all costs, expenses, and liability (including reasonable attorneys’ fees paid in the defense of such parties) which may in any way result from the Asset Manager’s gross negligence, recklessness, willful misconduct, fraud, violation of law, or from any action taken by or on behalf of the Asset Manager beyond the scope of its authority under this Agreement.

The Hotel Owner agrees to defend, indemnify and hold harmless the Asset Manager from and against any and all costs, expenses and liability (including reasonable attorneys’ fees paid in the defense of the Asset Manager) which may in any way result from the Services rendered by the Asset Manager pursuant to or in any connection with this Agreement other than any such costs, expenses and liabilities for which the Asset Manager is required to indemnify and the Hotel Owner pursuant to the immediately preceding paragraph.

5)	INSURANCE. The Hotel Owner shall maintain insurance coverages for the risk profile of the Property and as required by Owner’s lender and shall during the Term of the Agreement cause the liability coverages to name the Asset Manager as an additional insured thereon. Upon request, the Hotel Owner, as applicable, shall deliver to the Asset Manager certificates of insurance with respect to all of the policies of insurance procured.

6)	CONFIDENTIALITY. The Asset Manager acknowledges and agrees that any and all information, records, documents, business practices of the Hotel Owner and the Property, findings, methodologies, and recommendations associated with the Property are proprietary and confidential in nature and will be delivered by the Hotel Owner to the Asset Manager solely to assist the Asset Manager in performing the Services under this Agreement. The Asset Manager agrees to maintain the foregoing information, records and practices in strict confidence (unless required otherwise by law; in which case the Asset Manager shall use commercially reasonable efforts to promptly provide the Hotel Owner with prior written notice of such required disclosure). The Asset Manager shall, at the Hotel Owner’s request, return or destroy all documents provided to the Asset Manager upon the expiration or earlier termination of this Agreement. Notwithstanding the foregoing, the confidentiality provisions contained in this Section 6 shall not include information that: (i) is or becomes a part of the public domain through no act or omission of the Asset Manager; (ii) was in the Asset Manager’s lawful possession prior to the disclosure and had not been obtained by the Asset Manager either directly or indirectly from the Hotel Owner; (iii) is lawfully disclosed to the Asset Manager by a third party without restriction on disclosure; or (iv) is independently developed by the Asset Manager without using, relying on, incorporating or making reference to the confidential materials of the Hotel Owner.

7)	DEFAULTS. Notwithstanding any provision in this Agreement, this Agreement may be terminated upon the occurrence of any of the following events:

(a)	If either party materially breaches any covenant, agreement, term or provision of this Agreement (the ”Defaulting Party”), the other party (the “Non Defaulting Party”) may terminate this Agreement upon thirty (30) days written notice; provided, however, such Defaulting Party shall not be in default if it cures such default within such thirty (30) day period or if such failure shall reasonably take longer than thirty (30) days to cure, then the Defaulting Party shall not be in default if it commences to cure within such period and thereafter diligently prosecutes such cure to completion, provided that such entire cure period shall in no event extend for more than sixty (60) days in the aggregate. In the event the breach is cured as above set forth, this Agreement shall then remain in full force and effect.

(b)	Either party may elect to terminate this Agreement at any time if the other party shall apply for or consent to the appointment of a receiver, trustee, or liquidator of such other party or of all or a substantial part of its assets, file a voluntary petition in bankruptcy, admit in writing its inability to pay its debts as they mature, make a general assignment for the benefit of creditors, or file a petition in a reorganization or arrangement proceeding.

8)	SUBORIDNATION. The Asset Manager expressly acknowledges and agrees that this Agreement and the Asset Manager’s rights hereunder are fully subordinate to any lender providing first mortgage financing with respect to the Property and the Asset Manager agrees, upon the request of the Hotel Owner, to enter into a subordination agreement in favor of such lender containing such terms and conditions reasonably required by such lender, including that the rights and obligations of the Asset Manager are terminable upon a foreclosure by lender or comparable enforcement action.

9)	HEADINGS. All headings and subheadings employed within this Agreement are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision under this Agreement.

10)	RELATIONSHIP OF THE PARTIES. The Asset Manager and the Hotel Owner are and intend to remain independent parties. Nothing in this Agreement shall be deemed or construed to create the relationship of principal and agent, or of a partnership or joint venture, and neither party shall be construed for any purpose to be a partner, joint venturer, or associate of the other party or of any lessee, operator, concessionaire, or licensee of the other party in the conduct of their respective businesses.

11)	COMPLETE AGREEMENT. This Agreement, including any specified attachments, constitutes the entire agreement between the Hotel Owner and the Asset Manager with respect to the subject matter hereof. No change to this Agreement shall be valid unless made by supplemental written agreement executed and approved by the Hotel Owner and the Asset Manager. Except as otherwise provided herein, any and all amendments, additions, or deletions to this Agreement shall be null and void unless approved by the Hotel Owner and the Asset Manager in writing. Each party hereby represents and warrants to the other party that it is authorized to enter into this Agreement and to perform its obligations hereunder. Except as expressly set forth in this Agreement, each party hereby acknowledges and agrees that the other party has made no warranties, representations, covenants or agreements, express or implied, to such party, and that, except as expressly set forth in this Agreement, each party, in entering into and executing this Agreement, has relied upon no warranties, representations, covenants or agreements, expressed or implied, to such party.

12)	COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

13)	APPLICABLE LAW AND PARTIAL INVALIDITY. The execution, interpretation and performance of this Agreement shall in all respects be controlled and governed by the laws of the Commonwealth of Pennsylvania. If any part of this Agreement shall be declared invalid or unenforceable, either party shall have the option to terminate this Agreement by notice to the other party.

14)	NOTICES. Any notice required or provided for in this Agreement shall be in writing and shall be addressed as indicated below or to such other address as the Asset Manager or the Hotel Owner may specify hereafter in writing.

To Asset Manager:

Real Estate Capital Management LLC

30 Ardmore Avenue, Suite 381

Ardmore, PA 19003

Attention: Gary Brandeis

To Hotel Owner:

With a copy to:

Notices or other communications between the parties to this Agreement may be (a) mailed by United States registered mail or certified mail, return receipt requested, postage prepaid, (b) delivered by overnight delivery by a nationally recognized overnight delivery service, or (c) delivered by personal, hand delivery. For purposes of this Agreement, notices shall be deemed to have been “given” or “delivered” upon receipt by the party to be notified.

15)	AGREEMENT BINDING ON SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Asset Manager and the Hotel Owner. Notwithstanding the preceding sentence, the Asset Manager shall not assign this Agreement or its interest under this Agreement without the prior written consent of the Hotel Owner.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have entered into this Agreement as of the date first set forth above.

HOTEL OWNER:

By:
Name:
Title:

ASSET MANAGER:

REAL ESTATE CAPITAL MANAGEMENT LLC

By:
Name:
Title:

EXHIBIT A

Services

●	Provide analysis of potential design impact and return on investment to ownership relating to planned renovations or redevelopments;

●	Analyze the monthly financial statements, including balance sheets, forecasts, and cash retention and disbursement activity, to verify financial results;

●	Identify, analyze and recommend other revenue and asset value enhancement opportunities;

●	Reviewing and advising the Hotel Owner on the annual operating budget and the annual CapEx budget (collectively, the “Annual Budget”) provided by the Hotel Owner. Annual Budget review shall be submitted in draft to the Hotel Owner by December 1 each year, but no sooner than 21 days after the Asset Manager’s receipt of the Annual Budget;

●	Use commercially reasonable efforts to identify, from time-to-time, events or circumstances which may require an amendment or modification to the approved Annual Budget;

●	Advise the Hotel Owner in the hiring, termination and promotion of management and the Hotel Owner’s key personnel and all employees at the Property, as appropriate and not already provided for in the Hotel Owner’s Hotel Management Agreement;

●	In coordination with the Hotel Owner, provide monthly updates to the Hotel Owner focusing on operational performance of the Property;

●	Attend meetings with the Hotel Owner to review performance monthly with quarterly Property inspections;

●	In coordination with the Hotel Owner, and to the extent reasonably requested to do so by the Hotel Owner, providing advice, as appropriate, in connection with the major decisions of the Hotel Owner including sales and refinance analysis, property plant and equipment budgeting, property improvement plans, franchise license renewals and compliance;

●	Advise and represent the Hotel Owner with respect to the municipality and on local regulations, taxes, opportunities, etc.;

●	Lead real estate tax appeal efforts on behalf of the Hotel Owner;

●	Upon request of the Hotel Owner, assist and cooperate with third party brokers and agents in connection with any sales, refinances and leasing of the Property, or, if no third-party broker is engaged by the Hotel Owner in connection with a sale, refinance or lease, then upon request of the Hotel Owner, the Asset Manager shall reasonably cooperate with the Hotel Owner to effectuate such transaction; provided, however, in no event shall the Asset Manager’s Services include or be deemed to constitute brokerage services, and the Asset Manager shall be entitled additional fees related to these services based on the mutual agreement with the Hotel Owner; and

●	Upon request of the Hotel Owner, provide other reasonable services consistent with the Services described herein in the furtherance of the Hotel Owner’s interest in the Property and commensurate with the Management Fee being paid to the Asset Manager.